SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276 963

NOTICE ABOUT RELATED PARTY TRANSACTIONS
TIM PARTICIPAÇÕES S.A. ("Company") (BMF&BOVESPA: TIMP3; NYSE: TSU), in compliance with CVM Instruction nº552/14, hereby informs that on march 14, 2016 it was celebrated the related party transaction as below:

Name of the Related-Party	ITALTEL BRASIL LTDA.
Transaction Date	03/14/2016
Value Involved (Reais)	R$ 53,447,905.87
Balance Remaining (Reais)	N/A
Total (Reais)	N/A
Duration	01/01/2016 to 12/31/2016
Loan or another type of debt	N/A
Interest rate charged	N/A
Contract object	Supply of equipment and provision of services by demand for IP Backbone platform that includes: • Hardware and Software Supply; • Installation and Activation Services; • Engineering services;
Warranty or insurance

Bank guarantee letter: Creditors: TIM Celular S.A. / Guarantor: MAPFRE SEGUROS GERAIS S.A. / Bailed: Italtel Brasil LTDA / Expiration: 01/01/2016 until 12/31/2016 / Guarantee value limitation of R$ 5,344,790.59

Financial guarantee on contract:  irrevocable guarantee letter, without any previous condition to its execution, of 10% of the estimated value on contract, to be signed by a first line bank, previously approved by the Contractor and that must remain in force throughout the contract duration.

Insurance: The Agreement provides that the contractor must maintain compulsory insurance that ensure and protect from risks inherent to the services under the contract, against any kind of damage and / or injury caused to the contractor and / or third parties, whether to order material and / or personnel and / or legal and / or financial which shall have effect until the completion and / or issuance of the Final Acceptance Agreement by the contractor, whichever occurs last. Insurance must meet the rules of Brazilian law.

Rescission or extinction

The agreement provides various dissolution possibilities, among which, assignment of rights, bankruptcy, acts that affect the reliability and morality of TIM, among others. In any termination event the hired company shall only be entitled to payment for services actually rendered, not being owed any compensation.

Nature and reason for the operation

Supply of products and solutions for communications networks and services based on IP protocol, supporting the strategy of development of the Network TIM Brazil.
Italtel is a leading integrator partner of CISCO IP solutions in the Brazilian market.

Relationship with the issuing	Company has business relationships with other companies from Telecom Italia group.

Rio de Janeiro, March 18, 2016.

TIM Participações S.A.
Rogério Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 18, 2016	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.